FEDERATED HERMES TOTAL RETURN SERIES, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 25, 2021

Quinn Kane

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES TOTAL RETURN SERIES, INC. (the “Registrant”)

Federated Hermes Core Bond Fund (the “Fund,” formerly, Federated Hermes Select Total Return Bond Fund)

Class A Shares (formerly, Service Shares)

Institutional Shares

Class R6 Shares

1933 Act File No. 33-50773

1940 Act File No. 811-7115

Dear Mr. Kane:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on May 21, 2021, regarding its Post-Effective Amendment No. 102 under the Securities Act of 1933 and Amendment No. 106 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on March 18, 2021. Unless otherwise noted below, comments will apply to both of the combined Class A Shares/Institutional Shares (Class A/IS) Prospectus and Statement of Additional Information, and the separate Class R6 Shares (Class R6) Prospectus and Statement of Additional Information.

The Registrant notes that this correspondence does not include responses to comments on the statutory prospectus section “Prior Performance of Composite of Accounts Similarly Managed by Adviser.” The responses to these comments have been provided by separate correspondence of the Registrant filed on May 7, 2021 (Accession No. 0001623632-21-000544). On May 17, 2021, the Registrant filed an additional separate correspondence responding to supplemental comments received from the Staff on May 13, 2021 (Accession No. 0001623632-21-000567). On May 20, 2021, the Registrant filed a final separate correspondence responding to supplemental comments received from the Staff on May 19, 2021 (Accession No. 0001623632-21-000575).

Prospectus Cover Page, Summary Section and Certain Statutory Sections

COMMENT 1. Prospectus - Risk/Return Summary: Portfolio Turnover

With respect to the Staff’s original Comment 8, in light of the Fund’s 333% portfolio turnover rate as of its most recent fiscal year end, please explain why “frequent and active trading” is not included as a principal strategy and a risk factor for high portfolio turnover rate is not included. Alternatively, please add this disclosure.

Also, regarding the Registrant’s response below, please summarize this in Item 4 if the Fund has an active trading strategy, and include portfolio turnover risk in both Item 4 and Item 9 sections.

“Additionally, the disclosure related to the Fund’s active trading strategy and the related consequences is required by Instruction 7 to Item 9(b)(1) of Form N-1A. The Registrant complies with this Form N-1A requirement and, as a matter of complex-wide practice, includes the risks associated with an active trading strategy within the strategy discussion itself. In addition, the Registrant confirms that it provides appropriate risk disclosure in the Principal Risks section that is of consequence to shareholders of the Fund. Therefore, the Registrant submits that the risks of investing in the Fund are appropriately disclosed in both the description of the Fund’s principal investment strategies, as revised above, and the Principal Risks. In addition, the Registrant does not expect that the Fund’s re-positioning will result in higher portfolio turnover. Accordingly, as the Registrant does not anticipate that the Fund’s portfolio turnover rate will vary significantly from that reported for the last fiscal year, the Registrant does not believe that disclosure in the SAI per Item 16(e) of Form N-1A is required and respectfully declines to add the requested disclosure.”

RESPONSE:

Supplementally, the Registrant reiterates that portfolio turnover is not a principal investment strategy with respect to the Fund and the Adviser does not seek to actively trade the Fund as a matter of strategy. The Fund’s 333% portfolio turnover rate as of its most recent fiscal year end was caused by high market volatility and changing investment opportunities brought on in large part by the effects of the COVID-19 pandemic, as well as inflows and outflows of cash and other factors during the fiscal year.

Regarding Item 4 disclosure, the Registrant refers the Staff to the response to Comment 8 in the correspondence previously filed on May 18, 2021, in which the Registrant agreed to add the following to the end of the Item 4 Summary Strategy Section:

“The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance. An active trading strategy will likely result in the Fund generating more short-term capital gains or losses. Short-term gains are generally taxed at a higher rate than long-term gains. Any short-term losses are used first to offset short-term gains.”

Additionally, the Registrant undertakes to review its complex-wide approach to portfolio turnover disclosure, and will consider whether a specific risk factor is appropriate going forward.

COMMENT 2. Prospectus - Risk/Return Summary: Performance Bar Chart and Table (Class A/IS only)

Regarding original Comment 11, the Staff notes the following new disclosure under “Average Annual Total Return Table”:

“The Fund’s former SS class has been re-designated as the new A class effective May 27, 2021. For the periods prior to the re-designation the performance information shown for the A class is for the Fund’s former SS class and has not been adjusted since the new A class has a lower expense ratio than the expense ratio of the Fund’s former SS class. The Average Annual Total Returns for the Fund’s A class prior to May 27, 2021 have not been reduced to reflect applicable sales charges.”

Regarding the third and final sentence in the disclosure above, prior performance of the SS class needs to be adjusted to reflect the A class sales load for all prior periods. (See ADI-2019-09-Performance and Fee Issues; and Item 26(b)(1), Instruction 1, of Form N-1A).

In addition, in the second sentence above the phrase “and has not been adjusted since the new A class has a lower expense ratio than the expense ratio of the Fund’s former SS class” is not permitted under Form N-1A. Please revise the sentence to state that the returns have been adjusted for the A class.

RESPONSE:

The Registrant will update the disclosure as shown below and will update the figures in the average annual total return table accordingly (deletions are stricken and addition is bold and underlined):

“The Fund’s former SS class has been re-designated as the new A class effective May 27, 2021. For the periods prior to the re-designation the performance information shown for the A class is for the Fund’s former SS class and has not been adjusted, except that it includes Class A sales charges. ~~since the new A class has a lower expense ratio than the expense ratio of the Fund’s former SS class. The Average Annual Total Returns for the Fund’s A class prior to May 27, 2021 have not been reduced to reflect applicable sales charges.~~”

COMMENT 3. Prospectus - Risk/Return Summary: Strategy

The Staff notes the Registrant’s supplemental response to original Comment 18 regarding the second paragraph of the strategy section:

“Supplementally, the Registrant notes that any of these securities may be rated investment-grade or noninvestment-grade and that the strategies separately address that the Fund is limited to investing up to 5% of its assets in noninvestment-grade securities. In addition, the Registrant supplementally notes that the amount the Fund invests in such securities may vary over time.”

Please revise the disclosure to state directly in the Prospectus that the Fund generally invests in investment-grade securities, but reserves the right to invest in noninvestment-grade securities.

RESPONSE:

The Registrant believes that the current strategies clearly disclose that the Fund generally invests in investment-grade securities, but reserves the right to invest in noninvestment-grade securities.

The second sentence of the Item 4 Summary Strategies states: “The Fund pursues its investment objective by investing primarily in U.S. dollar denominated, investment-grade, fixed-income securities.”

The sixth sentence of the Item 4 Summary Strategies states: “The Fund may invest up to 5% of its assets in noninvestment-grade securities, including those backed by so-called “sub-prime” mortgages and other types of noninvestment-grade securities.”

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus - Risk/Return Summary: Strategy

The Staff notes the Registrant’s response below to original Comment 19:

“Supplementally, the Registrant notes that it considers a “substantial portion” of the portfolio to be up to approximately 45% of the Fund’s net assets dedicated to such investments in Underlying Funds. However, the Registrant does not believe that disclosure regarding the specific percentage is appropriate as the Fund reserves the right to invest in accordance with its investment strategy in full or in part through investing directly in securities or in Underlying Funds. Accordingly, the precise range of investments in Underlying Funds may vary over time, though it is not anticipated that it would exceed a substantial portion of the portfolio.”

Please disclose in the Prospectus that “substantial” means up to 45% of the Fund’s net assets dedicated to such investments in Underlying Funds.

RESPONSE:

As noted in the correspondence previously filed on May 18, 2021, the Registrant does not believe that disclosure regarding the specific percentage is appropriate as the Fund reserves the right to invest in accordance with its investment strategy in full or in part through investing directly in securities or in Underlying Funds. Accordingly, the precise range of investments in Underlying Funds may vary over time. However, the Registrant will consider adjusting this disclosure in the future in light of actual positions going forward once such positions are known.

COMMENT 5. Prospectus - Risk/Return Summary: Main Risks

Regarding the Registrant’s response to original Comment 21 which cited Item 9 disclosure for “Mortgage-Backed Securities” and “U.S. Government Securities,” the original comment requested revised disclosure in Item 4 for “MBS Risk” and to add “U.S. Government Securities Risk” if the Fund principally invests in other government securities.

RESPONSE:

The Registrant believes that the Item 4 strategy and risk disclosure adequately 1) distinguishes between agency MBS and non-agency MBS, 2) distinguishes between the risks associated with MBS guaranteed by the U.S. government and agency MBS not guaranteed by the U.S. government, and 3) addresses the risks associated with U.S. government securities, including, but not limited to “Interest Rate Risk” and “Risks Related to the Economy.” The Registrant respectfully notes that, consistent with the requirements of Form N-1A, the Item 4 disclosure summarizes the principal strategies and risks of the Fund while the Item 9 disclosure provides much greater detail to investors. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 6. Prospectus - Risk/Return Summary: Main Risks

Regarding the Registrant’s response to original Comment 22 for “Interest Rate Risk” which cited its Item 9 “Epidemic and Pandemic Risk,” please update the “Interest Rate Risk” language in Item 4 to reflect the current low interest rate environment and its impact on the Fund.

RESPONSE:

In response to the Staff’s comment, the Registrant continues to believe the current disclosure as drafted appropriately addresses the risks inherent in investments subject to interest rate fluctuation. Supplementally, the Registrant notes it is in the process of developing complex-wide interest rate risk disclosure to reflect the potential for negative interest rate and appropriate disclosure will be incorporated into this Fund in the future.

COMMENT 7. Prospectus - Risk/Return Summary: Main Risks

Regarding the Registrant’s response to original Comment 23 below regarding its revision to “Underlying Fund Risk,” please add “…and expenses” after “…to such duplicative management fees…”.

In response to the Staff’s comment, the Registrant will update the disclosure as shown below (addition is bold and underlined):

Underlying Fund Risk. The risk that the Fund’s performance is closely related to the risks associated with the securities and other investments held by the underlying funds and that the ability of a Fund to achieve its investment objective will depend upon the ability of underlying funds to achieve their respective investment objectives. The Fund bears Underlying Fund fees and expenses indirectly. Investment companies incur certain expenses, such as management fees, and, therefore, any investment by the Fund in shares of other investment companies may be subject to such duplicative management fees and expenses. However, to avoid charging duplicative management fees, the Adviser will waive and/or reimburse the Fund’s Management Fee in an amount equal to the net management fees charged by the Underlying Funds to the Fund on the Fund’s net assets invested in the Underlying Funds.

RESPONSE:

The Registrant will respond as requested.

Statement of Additional Information (Class A/IS and Class R6)

COMMENT 8. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Illiquid Securities

Regarding the Fund’s response to original Comment 40 below, please change “illiquid securities” to “illiquid investments” in the first sentence of the disclosure.

“The Registrant will add the word “and” to the noted disclosure as shown below (deletions are stricken and addition is bold and underlined):

Illiquid Securities

The Fund will not invest more than 15% of its net assets in illiquid securities, including certain restricted securities (except for Section 4(2) commercial paper and certain other restricted securities which meet the criteria for liquidity as established by the Directors), and non-negotiable time deposits that the fund cannot dispose of within seven days.”

RESPONSE:

Supplementally, the Registrant notes that this disclosure cannot be changed without approval of the board of directors of the Fund. The Registrant will undertake to consider this disclosure on a complex-wide basis and work with the various fund boards to approve updates to this disclosure if determined to be appropriate.

Questions on this letter or requests for additional information may be directed to me at Mark.Thompson@FederatedHermes.com.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal